Taoping Inc.

Unit 3102, 31/F, Citicorp Centre

18 Whitefield Road, Hong Kong

June 29, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Priscilla Dao

Re:	Taoping Inc.
Registration Statement on Form F-3
File No. 333-262181

Dear Ms. Dao:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement of Taoping Inc. (the “Company”) so that it will become effective at 4:30 p.m., Eastern Time, on Friday, July 1, 2022, or as soon thereafter as practicable.

Please contact Kevin (Qixiang) Sun of Bevilacqua PLLC, counsel to the Company, at (202) 869-0888, ext. 101, to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

Very truly yours,

Taoping Inc.

By:	/s/ Jianghuai Lin
Name:	Jianghuai Lin
Title:	Chief Executive Officer

cc: Kevin (Qixiang) Sun, Bevilacqua PLLC